Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Dreyfus Institutional Reserves Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Dreyfus Institutional Reserves Funds
(comprising respectively,
Dreyfus Institutional Preferred Government Money Market Fund,
Dreyfus Institutional Treasury and Agency Cash Advantage Fund and
Dreyfus Institutional Treasury Securities Cash Advantage Fund)
(the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of May 31, 2018.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2018, and with respect to agreement of securities purchases and sales, for the period from April 30, 2018
(the date of our last examination) through May 31, 2018:

Count and inspection of all securities located in located in the vault of the Depository Trust Company,in New York without prior notice to management;

Confirmation of all securities held by institutions in book entry form (e.g., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all repurchase agreements with brokers/banks or agreement of corresponding subsequent cash receipts to bank statements, if any;

Agreement of underlying collateral related to all repurchase agreements with The Bank of New York Mellon's records, if any;

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last examination of the Company's books and records, to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Institutional Reserves Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2018 with respect to securities and reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus Institutional Reserves Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
August 22, 2018



Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

August 22, 2018

We, as members of management of
Dreyfus Institutional Reserves Funds
(comprising respectively,
Dreyfus Institutional Preferred Government Money Market Fund, Dreyfus Institutional Treasury and Agency Cash Advantage Fund and Dreyfus Institutional Treasury Securities Cash Advantage Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2018, and from April 30, 2018
(date of last examination)
through May 31, 2018.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of May 31, 2018 and from
April 30, 2018 (date of last examination) through May 31, 2018 with respect to securities and reflected in the investment account of the Company.

Dreyfus Institutional Reserves Funds



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation